**ANNUAL REPORT**



**Voyage Media, Inc.**

11601 Wilshire Blvd 5th Floor

Los Angeles, CA 90025

www.voyagemedia.com

In this report, the term "we," "us," "our" or "the Company" refers to Voyage Media, Inc.

The Company, having offered and sold Crowd Notes pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding (§227.202) for the fiscal year ended December 31, 2017. A copy of this report may be found on the company's website at www.voyagemedia.com.

**FORWARD-LOOKING STATEMENTS**

**This report contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in the annual report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.**

**THE COMPANY'S BUSINESS**

**Basic Information about the Company and Overview**

Voyage Media, Inc. was formed on January 5, 2004 as a corporation under the laws of the State of California and previously elected to be taxed as an S-Corporation. Following the authorization of a second class of stock and bringing on investors in its offering under Regulation Crowdfunding, the Company no longer was eligible for S Corporation status..

In order to facilitate the above referenced stock offering under Regulation Crowdfunding, the company filed an Amended and Restated Certificate of Incorporation on June 2, 2017, authorizing 2,924,490 shares of capital stock and designating 2,720,408 as Class A Common Stock and 204,082 as Class B Common Stock.

Voyage is the first-ever creator-owned studio in the modern era, much like United Artists did back in 1919 with a studio in which creative talent could control their own destinies. Our vision is to establish an open platform on which original voices have seamless conversations with seasoned producers, and join together in the creation of entertainment. The platform facilitates a free flow of information and connections and creates a new world where unbridled creativity meets market demand. Stories find their homes and the closed doors of Hollywood are now open for business!

We saw a problem where emerging writers are like the 99% of the world, and the 1% of professionals who are already working get all the access and market information. We decided to set up a platform that breaks those barriers down, and provides emerging screenwriters, authors, reality-show creators, or even people with a movie or television idea and that don't have an agent, or a manager, or an uncle in the business, with a credible way to access producers. To learn from them, get mentored by them, and develop market-worthy projects together. Then when a project is market ready, we help get it financed and made with our partners - and our crowdfunding effort enables us to double down on what's already working and also invest in the quality films/TV shows that emerge on the platform.

Our operations are currently based out of Los Angeles, CA. Additional descriptions of the Company and our business can be found on our website here, https://voyagemedia.com/.

**Principal Products**

We've created an all-in-one platform for emerging talent to connect, learn, and create. Writers (from novelists to screenwriters) can browse through our roster of 40 A+ producers or take one—or all—of our 450+ lessons available to hone their skills. But Voyage Media's winning feature is our ability to help clients take a project all the way from concept to screen.

- Creators search and connect immediately with 40 partner producers in various markets who provide strategic roadmaps and mentorship for their projects.

- Creators can select from a variety of career-building courses taught by entertainment pros. Or get unlimited access to all 450+ lessons.
- Numerous creators on our platform go on on to partner with us and other producers and are at various stages of development, production or distribution.

**Market**

Our target market is emerging storytellers of all shapes and sizes, including authors of published and unpublished manuscripts, books, screenplays, people with reality shows or documentaries, and also just people with ideas for projects that aren't even developed yet. These creators are emerging on the scene and typically don't have agents. The producers on our platform all have different track records in different genres and media categories. We create the pairing.

**Business Model**

Firstly, Voyage arbitrages the relationship between the producer and the creator in the marketplace. So, our searching and filtering to find great talent and great projects is a revenue stream for us. Our revenue per user is seven times the user-acquisition cost. Secondly, our coaching and education products are a revenue stream. Then finally, Voyage makes money when projects get made - in 3 phases (1) in the form of options and intellectual property sale, (2) producer and/or executive producer fees and (3) if the project is profitable, we make a percentage of that profit.

Anyone who invests in Voyage Media is investing in a company - they can make money when the company either pays a dividend or goes through an acquisition process.

**Marketing/Business Development**

We focus on two primary things: (1) growing our community and (2) getting films and TV shows made. Those are the two ends of our pipeline. Our recent successful fundraise has been game changing on both ends in that it puts us in a position to invest in projects getting made, and the more projects that get made, the more creators will want to join us. It becomes a flywheel - the more projects get made, the more success we have, the more creators come into our platform, the more marketplace revenue, the more projects get made

**Competition**

There are already companies actively providing services to consumers in our target markets (e.g., Legion M, The Black List, Slated, Stage 32, etc.).

We believe our product is distinct from that of our direct competitors because we allow writers to learn their craft by viewing over 450 lessons on our platform, and give writers an opportunity to have access to producers.

Additionally, we help to get projects financed and made with our partners, utilizing our vast track record and industry relationships.

## Employees

Including the company's founder and sole stockholder, Nathaniel Mundel, the company currently has 3 employees.

## Intellectual Property

While we do not claim to rely on any of our intellectual property, our technology enables writers to sort through, select, and schedule sessions with producers in their market. It's a matchmaking marketplace supported by technology. Then, the backend of the technology also facilitates the producer sharing information with the company. It's enabled the "cream to rise to the surface". Producers are effectively our curation/filtration system, which I think sets us apart from a lot of the other more 100%-tech-focused startups in the entertainment industry - ours has a very real beating heart at the center of each interaction.

Ultimately, we believe that in entertainment there needs to be humans involved in collaborating and talking to one another, which is why we set up the company like we did. The technology serves those communications, both producer to creator, as well as producer to company.

Producers that have been working for dozens of years in the traditional production companies have said to us, "We've never been a part a company that gets as much stuff done as quickly as you guys get it done through this new medium." Our ability as a company, because we're decentralized as a marketplace, puts us in a position where we can develop as much content as a major, multinational studio and across all the markets/genres, i.e. television, studio-sized features, indie-sized features, reality, documentary. We're capable of doing the same level of development and much more efficiently in terms of time and resources - our decentralized method of development is profitable, versus every other studio in the world has development as an expense or liability.

## Legal Proceedings

Voyage Media, Inc. is not currently involved in any litigation.

In 2017, the company filed a complaint against an individual Defendant for defamation, trade libel, and violation of Business and Professional Code Section 17200. On August 10, 2017, the Superior Court of California found in favor of Voyage Media, ordering the Defendant to remove all defamatory, false and/or misleading statements regarding Voyage Media.

**PEOPLE BEHIND THE COMPANY**

This table shows the officers and directors in our company:

| Name | Position | Age | Term of Office (if indefinite, give date appointed) | Does the employee work fulltime for the company, and if not, where else does the employee work? |
|---|---|---|---|---|
| **Officers:** | | | | |
| Nathaniel Mundel | Founder/Chief Executive Officer | 43 | Appointed 2004 | Full-Time* |
| **Directors:** | | | | |
| Nathaniel Mundel | Director | 43 | Appointed 2004 | Full-Time* |
| **Significant Employees:** | | | | |
| N/A | | | | |

*Nat is also the co-founder of TODpix,a Theater On Demand film distribution company however TODpix is not currently operating and earns no revenue.

**Nathaniel ("Nat") Mundel, Founder, Chief Executive Officer, and Director**

Nathaniel Mundel is the Founder, CEO, and Director of Voyage Media, Inc. Nat founded Voyage Media in 2004 and operated the company since. Nat is an entrepreneur, author, public speaker and producer of film, television and reality programming. Nat has a passion for helping storytellers connect with audiences and breaking down barriers that exist in the entrenched entertainment industry. This passion is embodied in Voyage Media's aligning vision, the education and training it offers filmmakers, and in his bestselling book, "The Secret Handshake," that pulls back the curtains on the inner workings of Hollywood and reveals how emerging creators can break through. Nat's leadership skills were developed during his previous career as a professional high-altitude mountain guide, organizing and leading expeditions to the world's great mountain range.

**Related Party Transactions**

Nat Mundel is also the co-founder of TODpix LLC., and his membership interest in TODPix was previously held through Voyage Media. TODpix is not currently operating and earns no revenue and the LLC membership interest in TODpix was transferred from Voyage Media to Nat Mundel on February 16, 2017.

Additionally, the Mr. Mundel advances funds to the company in the normal course of business. As of December 31, 2017 and 2016, and amounts due to the officer under the arrangement totaled $53,814 and $10,464, respectively. This advance bears no interest and is considered payable on demand.


## RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are some of the risks that relate to our company:

- **We have a small management team.** While our business plan was intentionally designed to leverage the knowledge and power of our large number of contract producers, we also depend on the skills and experience of a small management team, and notably Nat Mundel, the current sole stockholder of the company. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

- **We will need more people to join our company.** We will need additional employees, and people with the skills necessary to ensure we fulfill our 5-year plan. The people we bring on should come with specialized skills that will bring value to the company. There are no guarantees that we will be able to find the right people for the job.

- **Future fundraising may affect the rights of investors.** In order to expand, the company might raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

- **We have borrowed significant amounts to related parties.** We received loans and advances from related parties that amounted to $53,814 and $10,464 as of December 31,

2017 and 2016, respectively. We are currently reliant on those funds, and if these loans were no longer available, our cash flow and financial position could be harmed.

- **Does anyone want our services or our film/TV projects and will they pay enough for it?** We will only succeed (and you will only make money) if there is sufficient demand for our offerings and projects. Consumers must think we are a better option than competitor products and priced at a level that allows the company to make a profit and still attract business.

- **We have a number of competitors.** There are already companies actively providing services to consumers in our target markets (e.g., Legion M, The Black List, Slated, Stage 32, etc.). While these companies may not provide the same or even similar services, they may be able to provide services that achieve similar benefits to consumers at a lower price.

- **Entertainment projects can be risky, often budgets run over and there are no guarantees the content will be successful in the market.** The entertainment industry is generally affected by the same risk factors of other industries, but due to its nature, the production, distribution, and marketing of content can require large capital investments. Even with adequate funding, the product may fail to gain any traction with viewers.

- **We rely on third parties for production and monetization of our products.** We rely on third parties such as development studios, distribution companies, TV networks, producers, storytellers, etc. for production and monetization of our products. Although we have exclusive rights with some of these partners, others may give more time and attention to other partners who are better funded or better known.

- **The potential markets for our products are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing treatments and products, the introduction of new services and products, and changing customer demands.** The company's success could depend on our ability to respond to changing product standards and technologies on a timely and cost-effective basis. In addition, any failure by the company to anticipate or respond adequately to changes in technology and customer preferences could have a material adverse effect on its financial condition, operating results and cash flow.

The owners of 20% or more equity in Voyage Media as of April 25, 2018 are reflected in the table below:

| Beneficial owner | Amount and class of securities held | Voting Power |
|---|---|---|
| Nat Mundel | 1,995,305 shares Class A Common Stock | 100% |

## DESCRIPTION OF SECURITIES OF THE COMPANY

### General

The company initially issued 100 shares of Common Stock. In 2017, the company filed an amendment to its Articles of Incorporation, authorizing 2,924,490 shares of capital stock, of which 2,720,408 shares were designated as Class A Common Stock and 204,082 shares were designated as Class B Non-Voting Common Stock. The company also authorized a split, in which common stock holders were granted 20,000 shares of Class A Common Stock for each share of Common Stock held. As of December 31, 2017, the company has issued and outstanding 200,000 shares of Class A Common Stock, and 59,411 shares of Class B Common Stock resulting from the sale of that stock pursuant to an offering under Regulation Crowdfunding.

The following description is a brief summary of the material terms of the issued securities of the Company and is qualified in its entirety by the terms contained in the Amended Articles of Incorporation and in any relevant consent of the Board of Directors.

### Class A Common Stock

The company has authorized up to 2,720,408 shares of Class A Common Stock. As of December 31, 2017, 2,000,000 shares of Class A Common Stock have been issued. The rights, preferences, privileges and restrictions of the company's Class A Common Stock are set forth in the Articles of Incorporation and by resolution of the Board of Directors.

*Dividend Rights*

Holders of Class A Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock but may consider doing so in the future.

*Voting Rights*

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

*Rights and Preferences*

The rights, preferences and privileges of the holders of the company's Class A Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional class of Preferred Stock that we may designate in the future.

**Class B Non-Voting Common Stock**

The company has authorized up to 204,082 shares of Class B Non-Voting Common Stock. As of December 31, 2017, 59,411 shares of Class B Non-Voting Common Stock have been issued. The rights, preferences, privileges and restrictions of the company's Class B Non-Voting Common Stock are set forth in the Articles of Incorporation and by resolution of the Board of Directors.

*Dividend Rights*

Holders of Class B Non-Voting Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock but may consider doing so in the future.

*Voting Rights*

Holders of Class B Non-Voting Common Stock will not have the right to vote on matters presented to the shareholders for vote except as required by law.

*Rights and Preferences*

The rights, preferences and privileges of the holders of the company's Class B Non-Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional class of Preferred Stock that we may designate in the future.

# FINANCIAL STATEMENTS

The financial statements of the Company may be found at the end of this Annual Report. The financial statements have been prepared in accordance with generally accepted accounting principles and have not been reviewed or audited.

# FINANCIAL CONDITION

Voyage Media, Inc. began operations in January 2004.

### *Results of Operations*

For the year ended December 31, 2017, our net revenues were $934,721, a 26.6% decrease from revenues of $1,273,079 in 2016. For the year ended December 31, 2017, our gross profits were $559,906, a 15.5% decrease from gross profits of $662,787 in 2016.

The Company's operating expenses consist of compensation and benefits, sales and marketing, general and administrative, and interest expenses. Our total expenses in 2017 amounted to $759,388, compared with $592,871 in 2016. We experienced an increase in each category of expenses in 2017 compared to 2017, including compensation and benefits expenses of $435,345 in 2017 versus $333,212 in 2016, $215, 887 in general and administrative expenses in 2017 versus $176,272 in 2016, and sales and marketing expenses of $108,156 in 2017 versus $83,387 in 2016.

Those changes were the result of an increase in employees, the company's change in tax status from an S-Corporation to a C-Corporation, increased general expenses, and increased marketing efforts.

As a result, we experienced a net loss of $213,543 in 2017 compared to our net income of $64,159 in 2016. We do not expect to incur certain expenses for 2018 that we did in 2017, such as those related to the offering under Regulation Crowdfunding, which should result in an improvement in our net results for 2018. So far, in 2018, we have reduced expenditures and staffing, and anticipate that our expenses will be reduced by 35-50%. We also anticipate that the additional marketing efforts undertaken in 2017 will help improve our 2018 revenues, however, there is no guarantee of that result.

### *Liquidity and Capital Resources*

As of December 31, 2017, the Company had cash on hand of approximately $186,097. As of December 31, 2016, the company has cash on hand of $32,766 and the company is currently experiencing positive cash flow. The increase in cash on hand was driven primarily by stockholder investments.

During 2017, the Company sold approximately $375,984 worth of shares of its Class B Common Stock under Regulation Crowdfunding. The net proceeds from the offering were $346,994, net of accounting, legal, and other offering expenses. We have used, and anticipate continuing to use these funds towards film and TV production investments, marketing and PR, technology, staffing additions, debt pay off, and working capital.

### *Prior offerings of securities*

Since we began its operations in 2014 and issued its common stock to its founder, the Company has engaged in the following offerings of securities:

- During 2017, the Company had gross proceeds of $375,984 in an offering of its Class B Common Stock pursuant to an offering under Regulation Crowdfunding. 18,997 shares of common stock offered at a discount price of $4.90 for the investors contributing resulting in gross proceeds of $93,085 and 40,414 shares of common stock offered at $7.00 per share, for gross proceeds of $282,898. The company received net proceeds of $346,994 from this sale. We have used the proceeds from that offering to support our business activities.

### *Dilution*

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares (or additional equity interests), the percentage of the company that you own will go down even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution with each share into which the note convert being worth less than before, and control dilution with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014, Jane invests $20,000 for shares that represent 2% of a company valued at

$1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

### *Valuation*

The company determined the valuation cap, discount, and interest rate of the Crowd Notes based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

*Liquidation Value* — This is based on the amount for which the assets of the company can be sold, minus the liabilities owed;

*Book Value* — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

*Earnings Approach* — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

*What it means to be a minority holder?*

Minority holders will have limited rights, if at all, in regards to the corporate actions of the company including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets or company transactions with related parties.

### *Transfer Restrictions – Regulation CF*

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or in connection with the death or divorce of the purchaser

## REGULATORY INFORMATION

### *Disqualification*

Neither the Company nor any of its officers, directors, or twenty percent equity holders are disqualified from relying on Regulation Crowdfunding.

### *Ongoing Reporting Compliance*

The Company has not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, has not previously failed to comply with the requirements of Rule 202.

# Voyage Media
**A California Corporation**

Financial Statements (Unaudited)
December 31, 2017 and 2016

# VOYAGE MEDIA

## TABLE OF CONTENTS

**Page**

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017 AND 2016, AND FOR THE
YEARS THEN ENDED:

# VOYAGE MEDIA
## BALANCE SHEETS (UNAUDITED)
### As of December 31, 2017 and 2016

|  | 2017 | 2016 |
|---|---|---|
| **ASSETS** | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 186,097 | $ 32,766 |
| Accounts receivable | 53,320 | 21,144 |
| Offering costs | - | 9,750 |
| Total Current Assets | 239,417 | 63,660 |
| Non-Current Assets: | | |
| Deposits | 8,214 | - |
| Property and equipment, net | 3,154 | 5,423 |
| Total Non-Current Assets | 11,368 | 5,423 |
| TOTAL ASSETS | $ 250,785 | $ 69,083 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)** | | |
| Current Liabilities: | | |
| Accounts payable | $ 24,612 | $ 69,081 |
| Bank overdraft | 1,708 | - |
| Deferred revenue | 32,798 | 33,845 |
| Accrued expenses | 108,898 | 60,189 |
| Due to shareholder | 53,814 | 10,464 |
| Total Liabilities | 221,830 | 173,579 |
| Stockholders' Equity (Deficit): | | |
| Class A Common stock, $0.001 par, 2,720,408 shares authorized, 2,000,000 and 2,000,000 shares issued and outstanding as of December 31, 2017 and 2016, respectively. | 2,000 | 2,000 |
| Class B Common stock, $0.001 par, 204,082 shares authorized, 59,411 and 0 shares issued and outstanding as of December 31, 2017 and 2016, respectively. | 59 | - |
| Additional paid-in capital | 349,035 | 2,100 |
| Accumulated deficit | (322,139) | (108,596) |
| Total Stockholders' Equity (Deficit) | 28,955 | (104,496) |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT) | $ 250,785 | $ 69,083 |

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

**VOYAGE MEDIA**
**STATEMENTS OF OPERATIONS (UNAUDITED)**
**For the years ended December 31, 2017 and 2016**

| | 2017 | 2016 |
|---|---|---|
| Net revenues | $ 934,721 | $ 1,273,079 |
| Cost of net revenues | (374,815) | (610,292) |
| Gross Profit | 559,906 | 662,787 |
| | | |
| Operating Expenses: | | |
| Compensation and benefits | 435,345 | 333,212 |
| General and administrative | 215,887 | 176,272 |
| Sales and marketing | 108,156 | 83,387 |
| Total Operating Expenses | 759,388 | 592,871 |
| | | |
| Income/(Loss) from operations | (199,482) | 69,916 |
| | | |
| Other Income/(Expenses): | | |
| Interest income | 480 | - |
| Interest expense | (14,541) | (5,757) |
| Total Other Income/(Expenses) | (14,061) | (5,757) |
| | | |
| Net Income/(Loss) | $ (213,543) | $ 64,159 |

# VOYAGE MEDIA
## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
### For the years ended December 31, 2017 and 2016

| | Common Stock | | | | | | |
|---|---|---|---|---|---|---|---|
| | Class A Common Stock | | Class B Common Stock | | | | |
| | Number of Shares | Amount | Number of Shares | Amount | Additional Paid-In Capital | Acumulated Deficit | Total Stockholders' Equity (Deficit) |
| Balance at December 31, 2015 | 2,000,000 | $ 2,000 | - | $ - | $ 2,100 | $ (48,747) | $ (44,647) |
| Distributions to stockholder | - | - | - | - | - | (124,008) | (124,008) |
| Net income | - | - | - | - | - | 64,159 | 64,159 |
| Balance at December 31, 2016 | 2,000,000 | $ 2,000 | - | $ - | $ 2,100 | $ (108,596) | $ (104,496) |
| Issuance of Class B common stock | - | $ - | 59,411 | $ 59 | $ 375,925 | $ - | $ 375,984 |
| Offering costs | - | - | - | - | (28,990) | - | (28,990) |
| Net loss | - | - | - | - | - | (213,543) | (213,543) |
| Balance at December 31, 2017 | 2,000,000 | $ 2,000 | 59,411 | $ 59 | $ 349,035 | $ (322,139) | $ 28,955 |

No assurance is provided

See accompanying notes, which are an integral part of these financial statements.

**VOYAGE MEDIA**
**STATEMENTS OF CASH FLOWS (UNAUDITED)**
**For the years ended December 31, 2017 and 2016**

| | 2017 | 2016 |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net Income/(Loss) | $ (213,543) | $ 64,159 |
| Adjustments to reconcile net income/(loss) to net cash provided by (used in) operating activities: | | |
| Depreciation and amortization | 2,270 | 2,251 |
| Changes in operating assets and liabilities: | | |
| Change in receivables | (32,175) | 44,491 |
| Change in prepaid expenses | - | 33,050 |
| Change in offering costs | 9,750 | (9,750) |
| Change in deposits | (8,214) | - |
| Change in accounts payables | (44,468) | (32,676) |
| Change in bank overdraft | 1,708 | - |
| Change in deferred revenue | (1,047) | (34,536) |
| Change in accrued expenses | 48,706 | 44,948 |
| Net Cash Provided By (Used In) Operating Activities | (237,013) | 111,937 |
| | | |
| **Cash Flows from Investing Activities** | | |
| Purchases of property and equipment | - | (500) |
| Net Cash Provided By (Used in) Investing Activities | - | (500) |
| | | |
| **Cash Flows from Financing Activities** | | |
| Advance from stockholder | 43,350 | 10,464 |
| Distributions to stockholder | - | (124,008) |
| Proceeds from issuance of common stock | 375,984 | - |
| Offering costs | (28,990) | - |
| Net Cash Provided By (Used In) Financing Activities | 390,344 | (113,544) |
| | | |
| Net Change In Cash | 153,331 | (2,107) |
| | | |
| Cash at Beginning of Period | 32,766 | 34,873 |
| Cash at End of Period | $ 186,097 | $ 32,766 |
| | | |
| **Supplemental Disclosure of Cash Flow Information:** | | |
| Cash paid for interest | $ 14,541 | $ 5,757 |

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

## NOTE 1:  NATURE OF OPERATIONS

Voyage Media (the "Company"), is a corporation organized January 5, 2004 under the laws of California. The Company's mission is to foster a thriving community of storytellers and a revolutionary, heart-centered way to create, share, and earn from the transcendent art of film and television storytelling.

## NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts.  The Company determined that no allowance was necessary against its accounts receivable balances as of December 31, 2017 and 2016.

Deferred Offering Costs

The Company complies with the requirement of FASB ASC 340-10-S99-1. Deferred offering costs consist principally of legal fees incurred in connection with an offering the Company engaged in during 2017 and 2016 under Regulation Crowdfunding. Prior to the completion of the offering these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs were charged to stockholders' equity upon the completion of the offering.

Capital Assets

Property and equipment are recorded at cost when purchased.  Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets.  The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable.  The balances at December 31, 2017 and 2016 have estimated useful lives of 5-7 years.

Depreciation charges on property and equipment totaled $2,270 and $2,251 for the years ended December 31, 2017 and 2016, respectively.  The Company's property and equipment consisted of the following as of December 31, 2017 and 2016:

|  | 2017 | 2016 |
|---|---|---|
| Property and equipment, at cost | $ 91,482 | $ 91,482 |
| Accumulated depreciation | (88,328) | (86,059) |
| Property and equipment, net | $ 3,154 | $ 5,423 |

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.  Revenues are generally collected ahead of services, and therefore deferred revenues are recorded when necessary until the revenue recognition criteria is completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company converted from a subchapter S-Corporation to a C-Corporation for tax purposes effective on June 2, 2017.  Accordingly, all earnings and losses prior to the conversion passed through to the ownership and were not taxable to the Company.  Therefore, the Company does not receive the net operating loss carryforward credits for losses prior to the conversion date.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of $135,312 as of December 31, 2017. The Company pays Federal taxes at a rate of 28% and has used this effective rate to derive a net tax asset of $37,865 as of December 31, 2017, resulting from its net operating loss carryforward. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2037, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed, while 2017 tax returns have not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

## NOTE 3: STOCKHOLDERS' EQUITY

Stock Split

During 2017, the Company amended its Articles of Incorporation, authorizing 2,924,490 shares of capital stock, of which 2,720,408 shares were designated as Class A Common Stock at $0.001 par value and 204,082 shares were designated as Class B Non-Voting Common Stock at $0.001 par value. The Class B Non-Voting Common Stock do not have voting rights. The Company also authorized a stock split, in which its issued and outstanding shares of common stock were granted 20,000 shares of the Company's post-split Class A Common Stock for each one share of Common Stock held by them prior to the split. All share amounts shown herein have been stated to retroactively reflect the stock split under FASB ASC 505-10-S99-4. As of December 31, 2017 and 2016, 2,000,000 shares of Class A Common Stock were issued and outstanding. As of December 31, 2017, 59,411 shares of Class B Common Stock were issued and outstanding.

During 2017, the Company has raised $375,984 in an offering of its Class B Common Stock pursuant to an offering under Regulation Crowdfunding. 18,997 shares of common stock offered at a discount price of $4.90 for the investors contributing resulting in proceeds of $93,085 and 40,414 shares of common stock offered at $7.00 per share, resulting in a total of 59,411 shares of Class B Common Stock issued in 2017.

The rights, preferences, powers, privileges, and the restrictions, qualifications, and limitations of the Class A Common Stock are identical to those of the Class B Common Stock other than in respect to voting rights, where Class A Common Stock holders have exclusive voting rights.

## NOTE 4: RELATED PARTY TRANASACTIONS

The officer of the Company advances funds to the Company in the normal course of business. As of December 31, 2017 and 2016, the amounts due to the officer under the arrangement totaled $53,814 and $10,464, respectively. This advance bears no interest and is considered payable on demand.

## NOTE 5:  CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

## NOTE 6:  CONCENTRATIONS

The Company's accounts receivable sources carry significant concentrations. As of December 31, 2017, there were two customers that represented over 10% of accounts receivable and represented a concentration of risk which were approximately 26% and 21% of total accounts receivable.

## NOTE 7:  RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We have adopted the new standard effective January 1, 2018.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

In November 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No.2015-17, "Balance Sheet Classification of Deferred Taxes". The new guidance eliminates the requirement to separate deferred income tax liabilities and assets into current and noncurrent amounts. The amendments will require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The updated guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those annual periods. We do not believe the adoption of ASU 2015-17 will have a material impact on our financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

## NOTE 8: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through April 20, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.